SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED APRIL 8, 2002

COMMISSION FILE NUMBER: 01-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - .

MATERIAL CHANGE REPORT

Stockcape.com Technologies Inc. ("Stockscape") has entered into an arrangement agreement dated April 5, 2002 (the "Arrangement Agreement") with Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian") and Glenex Industries Inc. ("Glenex"), all of Vancouver, British Columbia, pursuant to which Peruvian, Glenex and Stockscape, through a series of steps, will be amalgamated and then merged into Bradstone. The resulting corporation will be called "Bradstone Equity Partners, Inc.".

The transaction will be completed pursuant to plan of arrangement (the "Arrangement") under the Company Act (British Columbia). Under the terms of the Arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares ("Bradstone Class A Shares") on the basis of: one (1) Bradstone Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Bradstone will have 24,346,752 Bradstone Class A Shares and 4,099,466 Class B Multiple Voting (five votes per share) common shares issued and outstanding.

On closing of the Arrangement, it is proposed the board of directors of Bradstone will consist of: Robert G. Atkinson, Gordon D. Ewart, A. Murray Sinclair, Brian E. Bayley, Andrew F. B. Milligan, John J. Fleming, and Edward Mercaldo. It is also proposed the officers will include: Robert G. Atkinson and Gordon D. Ewart, Co-Chairmen; Brian E. Bayley, President and Chief Executive Officer, A. Murray Sinclair, Managing Director, K. Peter Miller, Chief Financial Officer and Sandra Lee, Secretary.

Upon completion of the Arrangement, Bradstone will have in excess of Cdn$ 25 million of net assets which will provide the basis for expanding its merchant banking activities - specifically, increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed venture companies. Messrs. Sinclair and Bayley propose to dedicate their efforts, together with the other directors and management, to the development of Bradstone as a substantial publicly listed merchant bank with offices in Toronto, Ontario and Vancouver, British Columbia.

Closing of the Arrangement is conditional upon, among other things, receiving acceptable valuations and fairness opinions, approvals of the shareholders of Bradstone, Peruvian, Glenex and Stockscape, approval of the Supreme Court of British Columbia, all necessary securities regulatory approvals for the Arrangement and the approval of The Toronto Stock Exchange for the listing of the Bradstone Class A Shares to be issued to shareholders of Peruvian, Stockscape and Glenex. Closing is also conditional upon the continuation of Bradstone from Alberta into British Columbia under the Company Act (British Columbia). Directors, who are also directors, officers or shareholders of more than one of Bradstone, Peruvian, Glenex, and Stockscape, will abstain from voting on the transaction at board meetings. Each of the directors, officers and holders of more than 10% of the issued shares of each of Bradstone, Peruvian, Glenex, and Stockscape have indicated they support the proposed Arrangement and, subject to satisfaction of the other conditions of closing, intend to vote their shareholdings in favour of the Arrangement.

Bradstone, Peruvian, Glenex and Stockscape expect to hold meetings of their shareholders in June 2002, to consider the transactions contemplated by the Arrangement. Documents required for the meetings, including a joint information circular, are being prepared and it is expected that the documentation will be sent to shareholders as soon as practicable. The Arrangement cannot close until the required approvals are obtained. There can be no assurance that the Arrangement will be completed as proposed or at all. If the Arrangement is not completed, other than if shareholders of any of the companies do not approve it, a break fee of $100,000 may be payable by the party failing to complete the Arrangement to each of the other non-defaulting parties. Subject to satisfaction of all conditions, closing of the Arrangement is anticipated to occur prior to early July 2002.

Bradstone currently holds in excess of 20% of the issued shares of Peruvian and has agreed, and it is a condition of the Arrangement that, all or substantially all of these Peruvian shares will be sold by Bradstone prior to closing. Bradstone intends to issue a notice of intention to sell such Peruvian shares through the facilities of the Canadian Venture Exchange. Concurrent with the completion of the Arrangement some of the existing shareholders of Bradstone will sell a portion of their Bradstone shares at prices based on market prices to individuals who are to become insiders of Bradstone as a result of the Arrangement. The purpose of these purchases is to ensure a significant financial commitment by these individuals to Bradstone and to give Bradstone the benefit of their ongoing participation, experience and expertise. Details of the resulting shareholdings in Bradstone of insiders will be provided in the joint information circular to be issued in connection with the required shareholder meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC. (the Registrant)

Date:	April 10, 2002	By:	(signed) Andrew F.B. Milligan
Signature Andrew F.B. Milligan President & CEO
Name* Title

*Print name and title under the signature of the signing officer

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or material distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English transactions, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents re reports. In no event are copies of original language documents or reports required to be furnished.